

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

February 17, 2011

Philip J. Doherty
Chief Financial Officer
American Petroleum Tankers Parent LLC
c/o The Blackstone Group L.P.
345 Park Avenue, 29th Floor
New York, NY 10154

>   **Re: American Petroleum Tankers Parent LLC**
>   **Amendment No. 1 to**
>   **Registration Statement on Form S-4**
>   **Filed February 4, 2011**
>   **File No. 333-171331**

Dear Mr. Doherty:

We have reviewed your responses to the comments in our letter dated January 19, 2011 and have the following additional comments.

The Exchange Offer, page 48

Withdrawal of Tenders, page 54

1. We note your response to our prior comment 11. Please revise the third sentence of the last paragraph of this section to state that the issuer will issue the New Notes or return the Original Notes promptly after expiration or withdrawal or clarify that rejection will not occur after expiration or withdrawal. See Exchange Act Rule 14e-1(c).

Business, page 57

2. We note your response to our prior comment 16. Please provide a basis for your statement on page 57 that "we expect a 27% decline in Jones Act tanker supply." Additionally please provide a basis for your statement on page 61 that you have the "youngest Jones Act tanker fleet." In each case, please explain in greater detail what sort of study was conducted and how these particular conclusions were reached.

3. We note your response to our prior comment 17. Please provide a basis for statements in the "Our Business Strategy" section such as "remain a preferred carrier," "maintain steady cash flows through all business cycles," and "maintain access to attractive financing."

Our Competition, page 63

4. We note your response to our prior comment 20. Please revise to include an estimate of the number of competitors in the MSC market in which you operate, if known or reasonably available.

Management, page 72

Compensation Discussion and Analysis and Compensation Tables, Page 73

5. Please update this disclosure to provide compensation for the most recently completed fiscal year.

Security Ownership of Certain Beneficial Owners and Management, page 78

6. We note your response to our prior comment 24. Please revise to clarify with whom Mr. Schwarzman shares beneficial ownership.

Note 7. Construction Contract, page F-14

Note 8. Vessels and Construction in Progress, Net, page F-14

7. We note from your response to our prior comment 32 that you believe it was appropriate to record a liability due to NASSCO and a corresponding increase to the vessels and construction in progress asset at December 31, 2009 based on the percentage completion of the vessels because you incurred the legal liability as the economic performance of the construction of the vessels under the contract had been completed. Your disclosure also appears to imply that you incur the risk and rewards of ownership based on the percentage of completion of the vessel at a point in time. Please confirm to us that you incur the risk and rewards of ownership of each vessel in construction based on the percent of completion of that vessel at the end of each reporting period. Also, please revise your disclosure in Note 7 to discuss why you believe it is appropriate to record a liability and related asset on your balance sheet based on the percent complete of the vessels at the end of each reporting period. Your revised disclosure should use language similar to that included in your response to our prior comment 32.

Exhibit 5.1

8. We note your response to our prior comment 36. Please tell us why you have retained part (iii) of the sixth paragraph.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (201) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Michael R. Littenberg, Esq.
        Fax: (212) 593-5955